Exhibit 20

Joe

Some quick points:

Interest increased to 11%, from 10% for loan, added cost is $300k over life of loan

$300k of origination fees are new to me

They are using simple interest, not amortized interest, should be amortized in the event of early payoff. I calculate that the payoff is $1,546,731, not $1,650,000, using a loan date of 5/20.

BANK DEPOSIT COLLATERAL – Given the type of loan this is, and a portion will be used for a real estate transaction, can’t there be an security interest in the real estate transaction, reducing the Bank Deposit Collateral?

Georgia law, really? Why not Delaware?